TABCORP

04036644

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 August 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dlw 9/2

Enc.

File No. 82-3841

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 August 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HOLDINGS LIMITED
ISSUE OF ORDINARY SHARES PURSUANT TO THE OFF-MARKET TAKEOVER BID FOR TAB LIMITED

TABCORP Holdings Limited (***TABCORP***) previously announced on 5 April 2004 the application for quotation of up to a maximum of 99,611,020 ordinary shares in TABCORP (***TABCORP Shares***) pursuant to the terms of a takeover bid (the ***Bid***) by a wholly owned subsidiary of TABCORP for all the issued ordinary shares in Tab Limited.

The purpose of this announcement is to keep the market informed of changes in the company's issued capital made in accordance with the application for quotation referred to above.

TABCORP allotted 1,307,784 TABCORP Shares on 16 August 2004, which have been officially quoted by the Australian Stock Exchange.

Following this allotment there will be a total of 491,872,627 TABCORP Shares on issue.

TABCORP Shares will continue to be progressively issued in relation to the Bid as further consideration is provided to former Tab Limited shareholders.

Peter Caillard
Company Secretary
TABCORP Holdings Limited